Exhibit 99.1

Cenovus releases 2017 corporate responsibility report

Calgary, Alberta (August 7, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has published its 2017 corporate responsibility report detailing the company’s efforts to accelerate its environmental performance, protect the health and safety of its staff, invest in and engage with the communities where it operates and maintain the highest standards of corporate governance.

Highlights for 2017 included:

•	Achieving the company’s lowest ever total recordable injury frequency (TRIF) of 0.36
•	Awarding 33 scholarships valued at $3,500 each for Aboriginal students pursuing a full-time degree, diploma or certified trade
•	Donating over $10 million to more than 1,000 local community organizations with a focus on supporting youth, strong families and safe communities
•	Raising nearly $1.5 million for more than 500 charitable organizations through our annual Thanks & Giving employee donation campaign
•	Spending $240 million doing business with local Aboriginal-owned companies or joint ventures and surpassing $2.4 billion in Aboriginal business spending since the company’s launch in 2009
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Publishing Cenovus’s Carbon Disclosure: Managing climate-related risks. The report features Cenovus’s perspective on the transition to a lower-carbon future, carbon pricing and the ways that the company is managing and mitigating climate-related risks.

Cenovus’s corporate responsibility report has been prepared in accordance with the Global Reporting Initiative (GRI) 2016 Standard ‘Core’ option. The company also references the International Petroleum Industry Environmental Conservation Association (IPIECA) Oil and Gas Industry Guidance for Voluntary Sustainability Reporting (3rd edition) and various guidelines from the Canadian Association of Petroleum Producers (CAPP).

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACT:

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403-766-7751